GALIANO GOLD REPORTS

THIRD QUARTER 2026 RESULTS

Gold Production Increases 19% Quarter over Quarter, Full-Year Guidance Remains on Track at the Asanko Gold Mine

Vancouver, British Columbia, November 5, 2026 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to report its third quarter ("Q3") 2026 operating and financial results. Galiano's operating asset is its 90% interest in the Asanko Gold Mine ("AGM") located in the Republic of Ghana, West Africa.

“Our team delivered a strong third quarter producing 40,922 gold ounces, improving all-in sustaining costs and achieving positive operating cash flows of $57 million. These results reflect the strength of our operations and position us well to achieve our full-year 2026 production and cost guidance,” said Matt Badylak, Galiano’s President and Chief Executive Officer.

“The recent extension of key mining licenses combined with a robust balance sheet provides a solid foundation to continue investing in the long-term growth of the AGM. During the quarter, we advanced several strategic initiatives, including resource definition drilling at Esaase, activities supporting the future underground development of Abore and accelerated waste stripping at Nkran Cut 3. These investments are designed to enhance operational flexibility and unlock additional value across the mine plan. We remain firmly on track to deliver our updated mineral reserves and mineral resources estimates in the first quarter of 2027. With our hedge book set to expire by year-end, we anticipate a significant inflection point in cash flow generation in 2027, positioning the Company to create sustainable long-term value.”

All financial information contained in this news release is unaudited and reported in United States dollars.

Q3 2026 AND YEAR-TO-DATE HIGHLIGHTS

Safety

  No lost-time injuries ("LTI") nor total recordable injuries (inclusive of LTIs) ("TRI") recorded during Q3 2026. The AGM has achieved 13.4 million hours worked without an LTI, equating to 548 accident-free days, as of September 30, 2026.

  12‐month rolling LTI and TRI frequency rates as of September 30, 2026 of 0.00 and 0.00 per million hours worked, respectively.

Financial

  Cash and cash equivalents of $86.8 million and restricted cash of $25.9 million as of September 30, 2026 and no debt.

  Generated cash flow from operating activities of $57.0 million during Q3 2026.

  Income from mine operations of $72.2 million during Q3 2026.

  Net income of $0.15 and adjusted net income1 of $0.09 per common share (basic) during Q3 2026.

  Earnings before interest, taxes, depreciation, and amortization ("EBITDA1") of $82.3 million and Adjusted EBITDA1 of $93.3 million during Q3 2026.

________________________________
1 Non-IFRS measure.  Refer to section "Non-IFRS Performance Measures" in this news release.

  Settled 22,500 ounces of gold hedges during Q3 2026. The Company has 15,000 ounces remaining under its hedging program that are expected to be settled in Q4 2026.

Mining Operations

  Mined 1.7 million tonnes ("Mt") of ore at an average mined grade of 1.0 grams per tonne ("g/t") gold with a strip ratio of 4.4:1 during Q3 2026. Approximately 82% of mined ore was from the Abore deposit.

Processing

  1.4 Mt of ore was milled at an average feed grade of 1.0 g/t, with metallurgical recovery averaging 90% during Q3 2026. Mill availability during the quarter was 92%.

  Produced 40,922 ounces of gold during the quarter, 19% higher than Q2 2026, and 110,060 ounces of gold year-to-date.

  The Company maintains its full-year 2026 production guidance of between 140,000 ounces and 160,000 ounces of gold.

  Sold 40,403 ounces of gold during the quarter and 109,831 ounces of gold year-to-date at average prices of $4,247 per ounce ("/oz") and $4,497/oz, respectively, excluding the effect of realized losses on gold hedging instruments.

Nkran Cut 3 Development

  Development of Cut 3 at the Nkran deposit accelerated during the quarter with 8.5 Mt of waste mined, an increase of 40% from Q2 2026. Additional mining equipment was mobilized during Q3 2026, leading to increased mining rates at Nkran that are anticipated to further increase in Q4 2026.

  Capitalized development pre-stripping costs at Nkran Cut 3 of $24.6 million during Q3 2026 and $60.2 million year-to-date.

Costs

  All-in sustaining costs1 ("AISC") of $2,346/oz for the quarter, a 5% decrease compared to Q2 2026 primarily resulting from higher gold ounces sold.

  Year-to-date AISC1 of $2,391/oz. The Company maintains its full-year 2026 AISC1 guidance of between $2,300/oz and $2,600/oz.

Mining Lease Extension

  The Abirem and Miradani mining leases were extended by 15 years and 17 years through 2041 and 2043, respectively. The leases host the Nkran, Adubiaso, and Miradani North deposits, as well as the AGM's processing facility. Securing these mining lease extensions lays the foundation for operational certainty and production growth at the AGM.

Exploration

  The Esaase conversion drilling program was completed during Q3 2026 with approximately 32,900 meters (“m”) for the program. Data review and modelling are underway, and results of this work are expected to be included in the AGM’s 2027 mineral reserves and mineral resources update planned for Q1 2027.

  During the quarter, approximately 4,500m were drilled at Abore and year-to-date drilling stands at approximately 20,600m of a planned 32,000m program. The objective of this program is to test extensions of mineralization 200m below Abore’s existing underground mineral resource.

  Secured the necessary regulatory approvals in Ghana to develop an underground exploration adit at the Abore deposit. The Company has commenced a contract tender and mining contractor selection process.

Conference Call and Webcast

Management will host a conference call and webcast to review and discuss the results of Q3 2026 at 10:30am ET (7:30am PT or 8:30am Vancouver time) on Friday, November 6, 2026. Please refer to the details below to join the conference call or the webcast.

Conference Call Participant Details
Webcast URL	https://www.gowebcasting.com/15027 https://www.gowebcasting.com/14680
Local	Toronto: 1-647-932-3411
North American toll-free	1-800-715-9871
Conference ID	9798035
Conference Replay
URL	https://www.gowebcasting.com/15027

SUMMARY OF QUARTERLY OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025
Health and Safety
LTIs(1)	-	-	-	-	-
TRIs(1)	-	-	-	-	1
12-month rolling LTI frequency rate	0.00	0.00	0.00	0.24	0.39
12-month rolling TRI frequency rate	0.00	0.11	0.11	0.48	0.90
Mining Operations
Ore mined ('000t)	1,712	1,751	1,521	1,575	1,605
Waste mined ('000t)	7,579	6,529	9,084	8,337	9,067
Strip ratio (waste-to-ore)	4.4	3.7	6.0	5.3	5.7
Average gold grade mined (g/t)	1.0	0.9	0.9	0.9	0.8
Mining costs ($/t mined)	4.53	4.56	3.73	3.94	3.38
Ore tonnes trucked ('000 t)	1,573	1,192	1,163	1,069	1,288
Ore transportation costs ($/t trucked)	4.65	4.96	4.42	4.45	4.35
Processing
Ore milled ('000t)	1,396	1,255	1,305	1,369	1,283
Average mill head grade (g/t)	1.0	0.9	0.9	1.0	0.9
Average recovery rate (%)	90	90	90	91	91
Processing costs ($/t milled)	15.40	14.05	12.79	12.13	12.57
General and administrative costs ($/t milled)	7.97	8.48	7.04	7.58	6.62
Gold produced (oz)	40,922	34,391	34,747	37,574	32,533
Development Stripping - Nkran Cut 3
Waste mined ('000t)	8,536	6,113	4,707	4,324	3,426
Mining costs ($/t mined)	2.87	3.58	2.85	2.48	3.29
Development capitalized stripping costs ($m)	24.6	22.1	13.5	11.1	12.0
Capital Expenditures
Sustaining capital ($m)	5.0	2.0	3.6	4.4	4.2
Development capital ($m)	2.2	2.4	3.4	0.7	2.9
Sustaining capitalized stripping costs ($m)	4.5	8.5	6.4	11.7	11.9
Financial, Costs and Cash Flow
Revenue ($m)	172.1	156.6	166.5	159.7	114.2
Gold sold (oz)	40,403	35,247	34,181	38,276	32,577
Average gold sales price - gross ($/oz)(2)	4,247	4,432	4,857	4,164	3,501
Average gold sales price - net ($/oz)(3)	3,557	3,853	4,122	3,744	3,099
AISC ($/oz sold)(4)	2,346	2,473	2,361	2,033	2,283
Income from mine operations ($m)	72.2	92.8	72.5	51.1	10.0
Adjusted net income (loss) ($m)(4)	23.2	23.1	29.5	40.0	(2.8)
Adjusted EBITDA ($m)(4)	93.3	78.5	93.9	85.5	40.2
Cash flow from operating activities ($m)	57.0	6.0	46.7	55.8	40.4

(1) The Company records and reports injuries in accordance with the International Council on Mining and Metals' (ICMM) Mining Principles.

(2) Gross average gold sales price is a non-IFRS measure and calculated by dividing revenue, as reported in the Company's consolidated financial statements, by the number of gold ounces sold during the period.

(3) Net average gold sales price is a non-IFRS measure and calculated by dividing revenue less realized losses on gold hedge derivative instruments, as reported in the Company's consolidated financial statements, by the number of gold ounces sold during the period.

(4) Refer to "Non-IFRS Performance Measures" in this news release.

Q3 2026 Operational Analysis for the Asanko Gold Mine

Mining

  Mined 1.4 Mt of ore at the Abore deposit at an average grade of 1.1 g/t gold and a strip ratio of 3.4:1. Mined grades at Abore during Q3 2026 increased by 9% compared to Q2 2026, as higher grades at deeper elevations began to be mined.

  Mined 0.3 Mt of ore at the Esaase deposit at an average grade of 0.8 g/t gold and a strip ratio of 10.9:1. Mined ore tonnes and grade were largely consistent with Q2 2026.

  Mining costs per tonne at Abore and Esaase averaged $4.53 per tonne ("/t") in Q3 2026, consistent with Q2 2026.

Processing

  The AGM produced 40,922 ounces of gold during Q3 2026, a 19% increase from Q2 2026 gold production, as the processing plant milled 1.4 Mt of ore at an average grade of 1.0 g/t gold with metallurgical recovery averaging 90%.

  Mill throughput in Q3 2026 was 11% higher than Q2 2026 as there was less plant downtime in the current quarter. Consequently, mill availability improved from 90% in Q2 2026 to 92% during Q3 2026.

  Approximately 80% of the mill feed was sourced from mined ore at Abore, with the remainder of mill feed primarily from the Esaase deposit.

  Processing costs per tonne for Q3 2026 was $15.40, a 10% increase from Q2 2026. The increase in processing costs per tonne was largely driven by replacement of mill liners and maintenance on the primary crusher and ball mill.

Costs

  AISC1 for Q3 2026 was $2,346/oz, compared to $2,473/oz in Q2 2026. The 5% decrease in AlSC1 resulted from more gold ounces sold, partly offset by higher sustaining capital expenditures related to a tailings facility expansion.

  For the nine months ended September 30, 2026, reported AISC1 was $2,391/oz, tracking in line with full-year 2026 cost guidance of between $2,300/oz and $2,600/oz.

Nkran Cut 3

  Nkran Cut 3 waste stripping accelerated during the quarter with 8.5 Mt of waste rock mined, an increase of 40% from Q2 2026, which was supported by the mobilization of additional mining equipment.

  Mining costs per tonne at Nkran was $2.87 for Q3 2026, compared to $3.58/t in Q2 2026. The decrease in mining unit costs was driven by higher tonnes mined.

  Nkran Cut 3 development capitalized stripping costs totaled $24.6 million during Q3 2026 and $60.2 million for the nine months ended September 30, 2026.

Capital Expenditures

  Sustaining capital expenditures totaled $5.0 million during Q3 2026, $3.0 million higher than Q2 2026. The increase in sustaining capital expenditures in Q3 2026 related to advancing the construction of a tailings facility expansion.

  Development capital expenditures during Q3 2026 totaled $2.2 million, consistent with Q2 2026. Development capital expenditures in Q3 2026 related mainly to costs of relocating villages near the AGM's operations.

Exploration

  An infill drilling program at Esaase was completed during Q3 2026. This program was designed to convert existing open pit mineral resources from the inferred to indicated category and has the potential to significantly increase Esaase’s mineral reserves to support planning of potential open pit expansions. 16,732m of drilling was completed in the quarter, bringing the program total to approximately 32,900m. Data review and modelling are underway, and results of this work are expected to be included in the AGM’s 2027 mineral reserves and mineral resources update planned for Q1 2027.

  A drilling program at Abore, designed to expand the underground mineral resource through step out drilling to at least 200m below the maiden underground mineral resource, resumed in late Q3 2026. The Abore drilling campaign was previously paused to prioritize the Esaase conversion drilling program. During the quarter, 4,445m were drilled at Abore and year-to-date drilling stands at approximately 20,600m of a planned 32,000m program. Completion of this underground drilling program is expected in Q4 2026.

CONSOLIDATED FINANCIAL HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

	Three months ended September 30,
(All amounts in 000's of US dollars, except per share amounts)	2026	2025
Revenue	172,138	114,197
Income from mine operations	72,246	9,977
Net income (loss) attributable to common shareholders	40,505	(38,636)
Net income (loss) per share attributable to common shareholders - basic	0.15	(0.15)
Adjusted net income (loss) attributable to common shareholders (1)	23,216	(2,770)
Adjusted net income (loss) per share attributable to common shareholders (1)	0.09	(0.01)
EBITDA(1)	82,259	12,213
Adjusted EBITDA(1)	93,300	40,213
Cash and cash equivalents	86,822	116,440
Restricted cash	25,922	-
Cash flow from operating activities	56,950	40,449

  The Company sold 40,403 ounces of gold in Q3 2026 at an average gold sales price of $4,247/oz, before the effect of realized hedging losses, generating gross revenue of $172.1 million. The increase in revenue from the comparative period reflected a 24% increase in gold ounces sold and a 21% increase in average gold sales price. The average gold sales price, including the effect of realized gold hedging losses, for Q3 2026 amounted to $3,557/oz.

  Income from mine operations for Q3 2026 totaled $72.2 million, compared to $10.0 million in Q3 2025. The increase was primarily due to higher revenue as described above. This was partly offset by higher royalties expense in Q3 2026 resulting from higher gold revenue and the introduction of a sliding scale royalty by the Government of Ghana, which took effect on March 10, 2026.

  The Company reported net income attributable to common shareholders of $40.5 million in Q3 2026, or $0.15 per common share, compared to net loss of $38.6 million, or a loss of $0.15 per common share, in Q3 2025. The increase in net income was mainly due to higher recorded revenues, partly offset by higher royalties.

  Reported Adjusted EBITDA1 of $93.3 million in Q3 2026, compared to $40.2 million in Q3 2025. The increase in Adjusted EBITDA1 was driven by higher revenues, partly offset by higher royalties, as described above.

  The Company generated $57.0 million of cash flow from operating activities during Q3 2026, compared to $40.4 million in Q3 2025. The increase resulted from higher average gold sales prices and more gold ounces sold, partly offset by higher royalties expense and income taxes paid.

  As of September 30, 2026, the Company maintained a strong cash position of $112.7 million, including cash and cash equivalents and restricted cash, and no debt.

CONSOLIDATED FINANCIAL HIGHLIGHTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

	Nine months ended September 30,
(All amounts in 000's of US dollars, except per share amounts)	2026	2025
Revenue	495,230	288,091
Income from mine operations	237,497	14,874
Net income (loss) attributable to common shareholders	135,073	(46,116)
Net income (loss) per share attributable to common shareholders - basic	0.52	(0.18)
Adjusted net income attributable to common shareholders (1)	75,817	18,570
Adjusted net income per share attributable to common shareholders (1)	0.29	0.07
EBITDA(1)	265,664	38,178
Adjusted EBITDA(1)	265,688	102,959
Cash and cash equivalents	86,822	116,440
Restricted cash	25,922	-
Cash flow from operating activities, before legal restriction	135,565	102,155

  The Company sold 109,831 ounces of gold during the nine months ended September 30, 2026 at an average gold sales price of $4,497/oz, before the effect of realized hedging losses, generating gross revenue of $495.2 million. The increase in revenue from the comparative period was due to a 39% increase in average gold sales prices and a 24% increase in gold ounces sold. The average gold sales price, including the effect of realized gold hedging losses, for the nine months ended September 30, 2026, amounted to $3,828/oz.

  Income from mine operations for the nine months ended September 30, 2026, totaled $237.5 million, compared to $14.9 million in the comparative period of 2025. The increase was mainly due to higher revenue as described above. This was partly offset by higher royalties expense in 2026 resulting from higher gold revenue and the introduction of a sliding scale royalty by the Government of Ghana.

  The Company reported net income attributable to common shareholders of $135.1 million for the nine months ended September 30, 2026, or $0.52 per common share, compared to a net loss of $46.1 million, or a loss of $0.18 per common share, in the comparative period of 2025. The increase in net income was largely driven by higher recorded revenues, partly offset by higher royalties and income taxes.

  Reported Adjusted EBITDA1 of $265.7 million during the nine months ended September 30, 2026, compared to $103.0 million in the comparative period of 2025. The increase in Adjusted EBITDA1 was driven by higher revenues, partly offset by higher royalties, as described above.

  The Company generated $135.6 million of cash flow from operating activities, before legal restrictions, during the nine months ended September 30, 2026, compared to $102.2 million in the comparative period of 2025. The increase in operating cash flow benefited from higher average gold sales prices and gold ounces sold, partly offset by higher royalties and income taxes paid.

This news release should be read in conjunction with Galiano's Management's Discussion and Analysis and the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2026 and 2025, which are available at www.galianogold.com and filed on SEDAR+.

1 Non-IFRS Performance Measures

The Company has included certain non-IFRS performance measures in this news release. These non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS accounting standards. Refer to "Non-IFRS Measures" of Galiano's Management's Discussion and Analysis for an explanation of these measures and reconciliations to the Company's reported financial results in accordance with IFRS accounting standards.

  Total Cash Costs per Gold Ounce Sold

Management of the Company uses total cash costs per gold ounce sold to monitor the operating performance of the AGM. Total cash costs include the costs of gold production, adjusted for costs allocated to by-products and production royalties per ounce of gold sold.

  AISC per Gold Ounce Sold

The Company has adopted the reporting of "AISC per gold ounce sold". AISC includes total cash costs, AGM general and administrative expenses, sustaining capital expenditure, sustaining capitalized stripping costs, reclamation cost accretion and lease payments made on the AGM's mining and other service lease agreements per ounce of gold sold.

  EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before taking into account the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding finance expense, finance income, depreciation and depletion expense, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items ("Adjusted EBITDA").

  Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Common Share

The Company has included the non-IFRS performance measures of adjusted net income (loss) and adjusted net income (loss) per common share. Neither adjusted net income (loss) nor adjusted net income (loss) per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income (loss) excludes certain non-cash items, and items of income or expense not expected to recur in the future, from net income (loss) to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows and is an important indicator of the strength of the Company's operations and performance of its core business.

Qualified Person

The exploration information contained in this news release has been reviewed and approved by Mr. Chris Pettman, P.Geo, Vice President Exploration of Galiano.

All other scientific and technical information contained in this news release has been reviewed and approved by Ms. Victoria Addison, P.Eng., Director, Mine Planning of Galiano. Mr. Pettman and Ms. Addison are "Qualified Persons" as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects.

About Galiano Gold Inc.

Galiano is a gold producer focused on creating long-term value for its stakeholders through responsible production, development and exploration, underpinned by disciplined allocation of its financial resources. The Company's principal asset is the Asanko Gold Mine, located in Ghana, West Africa. Galiano is committed to safe and responsible mining, the highest standards of environmental management and social responsibility, and the health and safety of its employees and neighbouring communities. The Company's shares trade on the TSX and NYSE American under the symbol "GAU." For more information, please visit www.galianogold.com.

Contact Information

Kathy Li

Vice President, Investor Relations

Toll-Free (N. America): 1-855-246-7341
Email: info@galianogold.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: statements regarding the Company's operating plans for the AGM and timing thereof; expectations and timing with respect to current and planned drilling programs, including at Abore and Esaase, and the results thereof; the focus of the 2026 exploration programs; expectations and timing with respect to ramping up of mining activities at Nkran, including the mobilization of additional mining equipment; anticipated production and cost guidance, including expectations related to production in Q4 2026; expectations regarding the outcome of the garnishee order; expectations regarding cash flows from operations; any additional work programs to be undertaken by the Company; potential exploration opportunities and statements regarding the usefulness and comparability of certain non-IFRS measures; total cash costs and corresponding cost performance relating to the Company's activities; and details of the upcoming conference call and webcast. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the AGM will not experience any significant uninsured production disruptions that would materially affect revenues; the ability of the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the Company in implementing its development strategies and achieving its business objectives; the Company will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations; and the key personnel of the Company will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the mineral reserve and mineral resource estimates may change and may prove to be inaccurate; exploration activities may not result in the delineation of additional mineral resources or the conversion of mineral resources into mineral reserves within anticipated timelines, or at all; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; inflationary pressures and the effects thereof; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process gold as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; risks related to artisanal and illegal mining activities at or near the AGM, including that the Company's mineral properties may experience a loss of ore, and the Company may experience lack of access to its mineral properties and other issues, which may impact planned production levels; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the ability of the Company to manage procurement risks, including securing timely and cost-effective equipment and services, and mitigate risks related to supplier performance, fraud, collusion, bribery, kickbacks and unethical procurement practices; outbreaks of infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; metallurgical recoveries may not be economically viable or recoveries may be lower in the future and have a negative impact on the Company's gold production and financial results; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of mining and other contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; risks associated with establishing new mining operations; the Company's revenues are dependent on the market prices for gold, which have recently experienced significant fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company's shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; risks related to information systems security threats; the impact of technological developments on the Company's operations; non-compliance with public disclosure obligations could have an adverse effect on the Company's share price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; the garnishee order may not be set aside and the restricted cash may not be released or may be paid out; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; the Company's common shares may experience significant price and trading volume volatility; the Company has never paid dividends and does not expect to do so in the foreseeable future; the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and any such other risk factors described under the heading "Risk Factors" in the Company's most recently filed Annual Information Form.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither the Toronto Stock Exchange nor the Canadian Investment Regulatory Organization accepts responsibility for the adequacy or accuracy of this news release.

Source: Galiano Gold Inc.